Exhibit (a)(5)(T)

Astellas Announces Successful Completion of Initial Tender Offer for Shares of

OSI and Announces Subsequent Offer Period

Tokyo, Japan – June 3, 2010 – Astellas Pharma Inc. (TSE: 4503) announced today the completion of the initial tender offer for all outstanding shares of common stock in OSI Pharmaceuticals, Inc. (Nasdaq: OSIP).

The initial offer period expired at 12:00 midnight, New York City time, on June 2, 2010. Computershare Trust Company, N.A., the depositary for the tender offer, has advised that a total of 48,415,727 shares were validly tendered and not withdrawn prior to the expiration of the initial offer period, representing approximately 79% of OSI’s issued and outstanding shares. All shares validly tendered and not withdrawn have been accepted for payment. 5,014,478 additional shares were tendered subject to guaranteed delivery procedures prior to the expiration of the initial offer period. The total number of shares validly tendered, plus the shares tendered subject to guaranteed delivery procedures, represents approximately 87% of OSI’s issued and outstanding shares.

Astellas also announced today that it would make available a subsequent offer period commencing immediately and expiring at 12:00 midnight, New York City time on June 7, 2010, unless extended. During the subsequent offer period, any shares validly tendered will be immediately accepted for payment, and tendering stockholders will promptly thereafter be paid $57.50 per share in cash, less any withholding taxes and without interest, which is the same amount per share that was offered and paid to OSI stockholders who previously tendered into the initial offer.

The procedures for tendering shares during the subsequent offer period are the same as during the initial offer period, except that shares tendered during the subsequent offer period may not be tendered by the guaranteed delivery procedure and may not be withdrawn.

Following the expiration of the subsequent offer period, if Astellas owns at least 90% of the issued and outstanding shares of OSI common stock, Astellas intends to complete the acquisition of OSI through the short-form merger procedure under Delaware law, by which the companies can complete the merger without a meeting of OSI’s stockholders. In the merger, each outstanding share of OSI common stock not tendered and purchased in the initial offer period or the subsequent offer period will be converted into the right to receive the same consideration provided in the initial offer, except for such shares for which appraisal rights have been validly asserted. As a result of the merger, which Astellas expects to close as soon as practicable, OSI’s common stock will cease to be traded on the Nasdaq Global Select Market.

Citigroup is acting as exclusive financial advisor to Astellas and Morrison & Foerster LLP is acting as legal counsel.

Additional Information

Further details related to this proposal can be found on www.oncologyleader.com

Media Contacts

In the U.S.

Brunswick Group

+1 212 333 3810

Stan Neve / Sarah Lubman

In Japan

Ashton Consulting

Dan Underwood / John Sunley

+81 (03) 5425 7220

Information Agent

Georgeson Inc.

+ 1 212 440 9872

Thomas Gardiner

About Astellas

Astellas Pharma Inc., located in Tokyo, Japan, is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceuticals. Astellas has approximately 15,000 employees worldwide. The organization is committed to becoming a global category leader in urology, immunology & infectious diseases, neuroscience, DM complications & metabolic diseases and oncology. For more information on Astellas Pharma Inc., please visit our website at http://www.astellas.com/en.

Important Additional Information

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell OSI’s common stock. The tender offer (“Tender Offer”) is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials) initially filed by Astellas Pharma Inc. (“Astellas”) with the Securities and Exchange Commission (the “SEC”) on March 2, 2010. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and shareholders can obtain a free copy of these materials and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Tender Offer materials may also be obtained for free by contacting the information agent for the tender offer, Georgeson Inc. at (212) 440-9800.

OSI Pharmaceuticals’ (“OSI”) stockholders should read the company’s solicitation/recommendation statement on schedule 14D-9, which was initially filed with the SEC on March 15, 2010, and any amendments or supplements thereto. The company’s solicitation/recommendation statement will set forth the reasons for the recommendation of the OSI’s board and related information. The solicitation/recommendation statement and other public filings made from time to time by OSI with the SEC are available without charge from the SEC’s website at www.sec.gov, at OSI’s website at www.osip.com or from OSI’s information agent, by calling 800-322-2885 toll free or (212) 929-5500 or by emailing osipharma@mackenziepartners.com.

Statement of Cautionary Factors

This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage. The statement regarding earnings growth is not a profit forecast and should not be interpreted to mean that Astellas’ earnings or earnings per share for any current or future period will necessarily match or exceed the historical published earnings or earnings per share of Astellas.